UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MICROPHASE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59515Q106
(CUSIP Number)

Amos Kohn c/o Digital Power Corporation 48430 Lakeview Blvd., 94538-3158 Fremont, CA (510) 657-2635
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	59515Q 106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DIGITAL POWER CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,603,434
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,603,434
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,603,434 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.4%
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	Based upon 2,842,821 shares outstanding as of June 2, 2017.

Item 1.     Security and Issuer

This statement relates to the common stock, par value, $0.0001 per share (the “Common Stock”), of Microphase Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Trap Falls Road Extension, Suite 400, Shelton, Connecticut 06484.

Item 2.     Identity and Background

(a)	The Reporting Person is Digital Power Corporation, a California corporation (the “Reporting Person”).

(b)	The Reporting Person's business address is 48430 Lakeview Blvd., Fremont, California, 94538.

(c)	Not applicable.

(d)	None.

(e)	None.

(f)	United States.

Item 3.     Source and Amount of Funds or Other Considerations

As reported below, the acquisition of securities by the Reporting Person did not involve cash, but rather was a stock for stock exchange.

On April 28, 2017, the Issuer entered into a Share Exchange Agreement (the “Agreement”) with the Reporting Person, Microphase Holding Company LLC, a limited liability company organized under the laws of Connecticut (“MHC”), Ergul Family Limited Partnership, a partnership organized under the laws of Connecticut (“EFLP”), RCKJ Trust, a trust organized under the laws of New Jersey (“RCKJ” and with MHC and EFLP, the “Significant Stockholders”) and those additional persons who executed the Agreement under the heading “Minority Stockholders” (collectively, the “Minority Stockholders” and with the Significant Stockholders, the “Stockholders.”).

Upon the terms and subject to the conditions set forth in the Agreement, the Shareholders sold 1,603,434 shares of shares of Common Stock (the “Subject Shares”), including such shares underlying the issued and outstanding preferred stock of the Issuer to the Reporting Person. In consideration for the Subject Shares, the Reporting Person issued to the Stockholders: (i) the Stockholders’ pro rata portion of an aggregate of 2,600,000 shares of common stock, no par value, of the Reporting Person (the “DPW Common Stock”), comprised of 1,842,448 shares of DPW Common Stock and 378,776 shares of the Reporting Person’s Series D Preferred Stock, which, subject to shareholder approval, convertible into an aggregate of 757,552 shares of DPW Common Stock, and (ii) the Stockholders’ pro rata portion of warrants to purchase an aggregate of 1,000,000 shares of DPW Common Stock (the “Warrants”).

At the closing of the Agreement on June 2, 2017, the Subject Shares at that time constituted approximately 56.4% of the issued and outstanding shares of Common Stock, or 50.7% on a fully diluted basis.

Item 4.     Purpose of Transaction

As described above, the Reporting Person’s acquisition of the shares of Issuer’s Common Stock was made pursuant to the Agreement by which the Reporting Person acquired 1,603,434 shares of Common Stock, issued and outstanding, from the Issuer’s Stockholders in exchange for an aggregate of 2,600,000 shares of DPW Common Stock and the Warrants to purchase an aggregate of 1,000,000 shares of DPW Common Stock.

The Reporting Person acquired the Issuer’s Common Stock in connection with a transaction whereby the Reporting Person acquired a controlling interest in the Issuer. The purpose of the acquisition of a controlling interest in the Issuer was solely for investment purposes and not for the purposes identified under (a) – (j), except that the Reporting Person had the right to nominate and appoint five (5) of the directors to the board of directors. Reference is made to the Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission on May 4, 2017 (date of earliest event April 28, 2017).

Except as set forth in this Item 4 and in the Form 8-K, Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

(a) (b)

As of June 2, 2017, the Reporting Person is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,603,434 shares of Issuer’s Common Stock, or approximately 56.4% of the outstanding shares of the Issuer’s Common Stock based upon 2,842,821 shares outstanding as of June 2, 2017.

(c)	Reference is made to Item 3 above for a description of the transaction in which the Reporting Person acquired control of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.     Material to Be Filed as Exhibits

Incorporated by reference is the Issuer’s Form 8-K filed May 4, 2017, which includes a copy of the Share Exchange Agreement by and among Microphase Corporation, Digital Power Corporation, Microphase Holding Company, RCKJ Trust, Ergul Family Limited Partnership, To Hong Yam and Eagle Advisers, LLC, dated as of April 28, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Digital Power Corporation

Dated: June 14, 2017	By:	/s/ Amos Kohn
Amos Kohn, Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).